Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)
Management's Discussion & Analysis
For the three and nine months ended
September 30, 2019

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

This Management Discussion and Analysis ("MD&A") of Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) ("AVRICORE", the "Company", "we", "us" or "our") for the period ended September 30, 2019 is prepared as of November 29, 2019. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the three and nine months ended September 30, 2019 and the audited financial statements for the year ended December 31, 2018 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains "forward-looking statements" and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) can be found on the SEDAR website (www.sedar.com) and on the Company's website (www.vancpharm.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, "forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company's financial results for the nine months ended September 30, 2019 and 2018 in Avricore's annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

OVERVIEW

Avricore Health Inc. is a total health innovator focusing on revolutionary point-of-care-technologies, HealthTab + RASTR Network, to conduct real-world evaluations on treated populations. Avricore capitalizes on technological advancements and consumer health trends, offering consumers and health providers the ability to take control of health spending and outcomes. The Company has made significant progress in its transition into the world leader in providing life-saving screening tests for consumers and critically valuable real-world evaluation data for drug makers

HEALTHTAB + RASTR NETWORK – KEY DEVELOPMENTS

•Key developments have included:

oDeveloping new pharmacy partner locations with Shoppers Drug Mart

oDeveloping new pilot programs with national pharmacy chains,

oAdvancing discussions with lab service providers,

oNegotiating agreements with electronic health record service providers,

oHealthtab revenues increased 300% year-over-year.

•Continued to negotiate new PoC service integrations to expand the HealthTab testing menu.

•Refined the Rapid Access Safety Test Response (RASTR) Network to monetize de-identified data associated with high-value Real-World Evaluation (RWE) clinical trials.

•Moved forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

Hector Bremner was appointed CEO on October 23th, 2019. Hector was formerly a Board Advisor and Executive Vice-President of Branding, Strategic Communications and Public Affairs.  In his time with the Company, Mr. Bremner has refocussed strategic efforts completely around HealthTab + RASTR Network. The Company has entered into discussions and memorandums of understanding with key business partners including Clinart and Ontario Pharmacy Association, Given the pace of discussions, it is anticipated that the Company will realize its corporate objectives of securing definitive agreements and initiating additional revenue streams in Q1 2020.

RASTR, Rapid Access Safety Test Reporting, is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled blood chemistry analyzer called the Piccolo Xpress. Their bio-markers, which include 21 key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making.

De-identified data collected with consumer consent across the RASTR Network of analyzers can be shared with life-science companies and other research entities. The traditional clinical trial approach can be limited in the scope of time, demographical reach and other inherent exclusionary attributes. RASTR presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.  Deloitte surveyed life-science companies in 2017 to determine the level of investment in Real-World Evidence (RWE) studies, they found that despite the great need and investment in the area, a practical solution was not currently available. Today, Avricore Health believes that HealthTab + RASTR Network has finally achieved this significant industry objective. .

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

Currently, HealthTab is available in Shoppers Drug Marts in the Greater Toronto Area and the Company is currently fielding requests for HealthTab systems by pharmacy chains in Canada, which we anticipate will quadruple the number of locations by the end of Q1 2020. Furthermore, the Company announced a partnership agreement with the Ontario Pharmacists Association (OPA) whereby the OPA will market HealthTab to its members, which is the largest such membership in the country, with over 10,000 members and over 4400 community pharmacy locations.

Additionally, the Company began technical negotiations with a large healthcare technology and service provider to integrate the HealthTab + RASTR model into their offering. The Company anticipates announcing the final terms of that project by the end of 2019.

Established laboratory service providers are seeking to partner with the Company in offering its point-of-care testing as part of their overall menu.  The HealthTab + RASTR approach is being embraced as the most credible manner in which to deploy such testing within a conventional lab approach, as it offers the reliability, accuracy and flexibility the industry needs.

Avricore has enjoyed a robust response from a variety of key industry players and sectors and has been engaging in a variety of technical discussions which are anticipated to lead to business.  As these conversations progress, the Company will be making announcements in due course.

Life-Science Approach

Avricore believes that Clinical Research Organizations (CROs) are an excellent area of growth. The Company is in late discussions with CLINART, a large Dubai based CRO, to take HealthTab + RASTR Network to 15 countries in the Middle-East North-Africa (MENA) region. This opportunity would see the Company supporting CLINART with the clincal research and market development studies they conduct with the world’s largest drug-makers and NGO’s. Our RASTR discussions also include a large US based CRO.

The Company has also initiated discussions with four leading international drug makers, as well as research entities in North America, the UK, EU and Middle East.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab into the electronic medical records and pharmacy management systems with a market leader in the provision of these systems.

HealthTab + RASTR Network’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to their patient health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

The Company looks forward to continuing the technical discussions and negotiations which are on-going with leading health data and laboratory service providers and announcing the concluded agreements and project plans.

Community Pharmacy Sector

Avricore is focused on expanding and further deploying its HealthTab and online Avricore Platform to best meet the current community pharmacy sector's needs. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing in the future.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

Hema-fer – Iron Therapy

With the Company’s change in direction Avricore has placed Hema-fer, on back order while it is assessing various options for the Hema-fer business.

Board Advisors

Company efforts this year have been focused on positioning people capable of advancing its technology platform and launching its business development efforts. Adding to the capacity of the Avricore team are Board Advisors Dr. David Noshad and Sotiris Antoniou.

Dr. Noshad is President of Bio-Act Technology which specializes in research and development consulting and project management. He is also a part-time faculty member at British Columbia’s Thompson Rivers University Researcher and Instructor at the University of Victoria.  He has Served as Principle Co-Investigator with the UBC’s Faculty of Pharmaceutical Sciences in pharmacology of Cannabis; characterizing cannabinoids and terpenes in Cannabis and Humulus.

Mr. Antoniou is Consultant Pharmacist at Barts Heart Centre, part of Barts Health NHS Trust and Lead Cardiovascular Pharmacist for University College London Partners.  He is also an Independent Prescriber and is currently chair of the cardiac committee for United Kingdom Clinical Pharmacy Association (UKCPA) Chair of the DRM-foundation that supports the international Pharmacist Anticoagulation Taskforce (iPACT).

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

Revenue

The gross revenue was $16,451 and $156,042 for the three and nine months ended September 30, 2019 (2018: $30,737 and $500,612). Net sales were $16,229 and $87,265 for the three and nine months ended September 30, 2019 (2018: $(2,957) and $311.924) after deducting the cost of customer marketing and promotional incentives of $312 and $69,137 (2018: $33,694 and $188,688).

The decrease in gross revenues for the three and nine months ended September 30, 2019 is in part due to change in corporate strategy that the Company is going through during the period as described elsewhere in this MD&A.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities costs. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all drug related expenses including scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

The Company spent $17,013 and $272,273 on selling and marketing (2018: $191,874 and $544,777). The sales and marketing expense consist of sales personnel payroll cost of $11,045 and $68,802 for the three and nine months ended September 30, 2019 (2018: $41,757 and $132,444); marketing and advertising costs in relation to the product sales and promotion in the amount of $nil and $174,929 for the nine months ended September 30, 2019 (2018: $117,040 and $321,055), logistics and distribution cost of $5,968 and $28,541 for the nine months ended September 30, 2019 (2018: $33,077 and $90,495).

Selling and marketing expense decreased as compared to prior periods is due to a change in corporate strategy as described elsewhere in this MD&A affecting the products and services provided to customers.

Amortization decreased to $1,575 and $116,941 for the three and nine months ended September 30, 2019 (2018: $184,705 and $440,117) due to the write-down of certain equipment and intellectual property.

The increase in consulting fees to $183,994 and $404,375 compared to the same period in the prior year (2018: $96,908 and $241,321) was mainly due to hiring consultants experienced in business development and promoting contemporary innovative services in the pharmaceutical industry including Health Tab including one time consulting fees related to the transition Health Tab.

Product registration and development costs decreased significantly to $98 and $4,999 (2018: $70,398 and $218,230) due to a reduction in payroll and licensing expenses related to development of generic drugs which the Company discontinued selling.

Professional fees increased to $72,839 and $199,644 (2018: $56,384 and $171,060) with increase in professional engagement.

General and administrative expenses were $95,539 and 255,828 (2018: $67,611 and $248,712). All the general and administrative expenses are in line with the normal course of business operations.

Share-based compensation of $nil and $58,525 was recognized during the three and nine months ended September 30, 2019 (2018: $9,300 and $333,601) for stock options granted and vested during the current period. The decrease relates to the higher number of stock options vested during the comparative period of the previous year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2018. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Sep 2019	Jun 2019	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018	Dec 2017
	$	$	$	$	$	$	$	$
Gross revenue	16,541	89,559	50,302	327,349	30,737	160,087	309,788	261,309
Net sales	16,229	20,733	50,302	89,202	(2,957)	159,789	155,092	112,537
Gross profit (loss)	12,230	18,036	12,430	(115,305)	(97,651)	112,111	97,929	51,300
Other operating expenses	408,558	417,419	570,205	772,256	639,730	740,676	532,509	613,189
Write-down of inventories	3,242	106,337	363	67,947	61,755	74,868	22,455	298,260
Share-based compensation	-	29,620	28,904	38,537	9,300	97,369	226,932	133,896
Net Loss	683,428	531,287	585,137	1,969,234	682,799	800,802	683,967	994,045
Loss/Share	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.03)	(0.02)	(0.04)
Total Assets	410,959	649,308	970,189	1,200,205	2,814,837	2,882,936	2,489,118	2,900,186

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through the issuance of common shares. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:	Nine months ended September 30
	2019	2018
	$	$
Cash used in operating activities	(692,029)	(1,459,222)
Cash used in investing activities	-	(125,833)
Cash provided by financing activities	667,771	1,325,936
Cash and Cash Equivalents, closing balance	60,184	(300,614)

There is an overall cash outflow of $24,258 for the nine months ended September 30, 2019 compared to cash outflow of $259,119 in comparable period in 2018. The change in cash provided or used by various types of activities is the result of change in business direction in 2019 compared to 2018.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

Funding Requirements

Management devotes financial resources to the Company's operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

•the extent to which we will be commercially successful in launching Health Tab and RASTR,

•the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements,

•the ability of the Company to raise capital through the issuance of its securities.

As at September 30, 2019, the Company had a working capital deficit of $203,869 (December 31, 2018: working capital $439,228). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company's outstanding share capital as at report date:

Reporting date

Common Shares	52,472,619
Stock Options	5,241,072
Stock Warrants	20,704,664

COMMITMENTS AND AGREEMENTS

Promissory note

Subsequent to the period ended September 30, 2019, the Company issued a secured promissory note in the amount of $91,000 to the head of Healthtab in lieu of amounts owing. The promissory note matures on December 31, 2019 and is secured by the Healthtab intellectual property, trademarks, web domains and equipment.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

Leased premises

The Company has entered into contracts for leased premises, which expire in September 2021. Total future minimum lease payments under these contracts are as follows:

September 30, 2019
Within 1 year	50,958
2 — years	45,861
96,819

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company's management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company's management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our yearly consolidated financial statements for the year ended December 31, 2018.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company's inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

issuance of share capital. These conditions may cast substantial doubt on the Company's ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore's products is characterized by changing technology and continuing process development. The future success of Company's business will depend in large part upon our ability to maintain and enhance the Company's technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company's operations provide the products and services currently required by our customers, there can be no assurance that the Company's process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore's products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 88% of its gross sales from three major national distributors for the nine months ended September 30, 2019. The Company has decided to discontinue drug sales. The launch of Health Tab and RASTR diversifies the Company's portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at September 30, 2019 (December 31, 2018 — 51% from one customer).

Pursuant to their collective terms, accounts receivable was aged as follows:

	September 30, 2019	December 31, 2018
	$	$
Not past due	-	223,249
0 — 30 days past due	-	25,165
31 — 90 days past due	6,118	1,945
Over 90 days past due	31,008	29,921
	37,126	280,280

As at September 30, 2019 and December 31, 2018, the allowance for doubtful accounts receivable was $nil.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions. As at September 30, 2019, the Company's financial liabilities were comprised of accounts payable and accrued liabilities of $598,546 (December 31, 2018 - $314,239).

Subsequent to the period ended September 30, 2019, the Company issued a secured promissory note in the amount of $91,000 to the head of Healthtab in lieu of amounts owing. The promissory note matures on December 31, 2019 and is secured by the Healthtab intellectual property, trademarks, web domains and equipment.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company's purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company's policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2019 and 2018, the Company recorded the following transactions with related parties:

a)$37,500 and $112,500 in management fees to the President and former Chief Executive Officer of the Company (2018 - $37,500 and $112,500 in salaries and benefits).

b)$10,000 and $40,000 in consulting fees to the Chief Executive Officer and former Executive Vice-President of Branding, Strategic Communications and Public Affairs (2018 - $nil and $nil).

c)$nil and $35,000 in consulting fees to a company controlled by a Senior Advisor to the Board of Directors (2018 - $nil and $nil).

d)$45,263 and $45,263 in professional fees to a company controlled by the Chief Financial Officer of the Company (2018 - $nil and $nil)

e)$30,220 and $30,220 in consulting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2018 - $nil and $nil).

f)$nil and $14,000 in professional fees to a Company controlled by a former Chief Financial Officer (2018 - $19,333 and $44,333).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Professional fees	45,263	19,333	59,263	44,333
Management fees	37,500	-	112,500	-
Consulting fees	30,000	-	105,220	-
Salaries and benefits	-	68,599	-	222,730
Share-based compensation	-	(17,256)	58,525	266,867
	112,763	70,676	335,508	533,930

As at September 30, 2019 the following amounts due to related parties were included in accounts payable and accrued liabilities. As at September 30, 2019 prepaid expenses included a balance of $25,988 professional fee paid to a company controlled by the CFO of the Company.

Due to	September 30, 2019	December 31, 2018
	$	$
President and former Chief Executive Officer	103,445	-
Chief Executive Officer and former Vice President of Branding, Communications and Public Affairs	31,500	-
Company controlled by a Senior Advisor to the Board	14,690	-
Balance, end of period	149,635	-

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at November 29, 2019

ACCOUNTING STANDARDS ISSUED, BUT NOT YET IN EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 — Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a "right-of-use asset" for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company expects that the impact of IFRS 16 will have on its consolidated financial statements is to record a right to use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use assets and corresponding lease liability to be approximately $100,000 on recognition.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors Hector Bremner, CEO Bob Rai, President, Director Kiki Smith, CFO David Hall, Chairman Alan Amstein, Director David Farnfield, Director Dr. Robert Sindelar, Director	Contact Avricore Health Inc. Suite 2300, 1177 West Hastings Street Vancouver, BC V6E 2K3 Tel: 604-247-2639

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